Exhibit 12.1

NII HOLDINGS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Three Months Ended June 30,
	2014		2013

Loss from continuing operations before income tax provision	$(600,571)		$(336,086)

Add:
Fixed charges	162,345		200,086
Amortization of capitalized interest	13,127		10,232

Less:
Interest capitalized	13,281		21,721
Equity in losses of unconsolidated affiliates	—		—
Losses attributable to minority interests	—		—
Losses as adjusted	$(438,380)		$(147,489)

Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$120,394		$150,242
Interest capitalized	13,281		21,721
Portion of rent expense representative of interest (30%)	28,670		28,123
Fixed charges	$162,345		$200,086

Ratio of losses to fixed charges	—	(1)	—	(1)

(1) For the three months ended June 30, 2014 and 2013, earnings were inadequate to cover fixed charges by $600.7 million and $347.6 million, respectively.